Exhibit 99.1

MDJM Ltd Announces Commencement of Trading on the Nasdaq Capital Market as “MDJH”

TIANJIN, China, January 4, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (the "Company" or “MDJH”), an emerging, integrated real estate services company in China, announced today that its ordinary shares are expected to commence trading on the Nasdaq Capital Market on January 8, 2019 under the ticker symbol “MDJH”.

On December 26, 2018, the Company announced the first closing of its initial public offering ("IPO") of 1,241,459 ordinary shares at a price of $5.00 per share for a total of $6,207,295 in gross proceeds before expenses, underwriting discount and commission. On January 4, 2019, the Company completed the second closing of its IPO of 19,361 ordinary shares at the same price per share. The total proceeds of the IPO were $6,304,100. A total of 1,260,820 ordinary shares were sold in the offering.

Network 1 Financial Securities, Inc. acted as the sole underwriter for the offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and Mei & Mark LLP acted as counsel to the underwriter.

A registration statement relating to this U.S. offering was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on November 13, 2018. The offering of these securities was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the U.S. offering may be obtained from Network 1 Financial Securities, Inc., 2 Bridge Ave #241, Red Bank, NJ 07701, by telephone at 1-(800)-886-7007 or email at info@netw1.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About MDJM Ltd

Headquartered in Tianjin, China, MDJM Ltd (the "Company") is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing planning, advertising planning and strategy. The Company also provides real estate consulting services and independent training services on an as needed basis. Currently, the Company’s primary market is the Tianjin Autonomous Municipality and since 2014 the Company has expanded its market presence to other cities including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with existing core business, MDJM promotes the integration of urban and rural lifestyle services. For further information regarding the Company, please visit: http://ir.mdjhchina.com.

About Network 1 Financial Securities, Inc.

Founded in 1983, Network 1 Financial Securities, Inc. is a full-service broker/dealer. Our clients include high net worth individuals from many countries, institutional investors, managed pension funds and hedge funds. We are committed to servicing each client on a personal level to help meet their individual financial goals. We believe that this commitment strengthens client relationships and, in turn, creates long-term associations. For more information, please visit https://network1.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed IPO. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the IPO will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com